UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form N-8F

I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

☒	Merger

☐	Liquidation

☐	Abandonment of Registration

(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

☐	Election of status as a Business Development Company

(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.	Name of fund: Capital One Funds

3.	Securities and Exchange Commission File No.: 811-05536

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

☐        Initial Application            ☒        Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code): 3435 Stelzer Road, Columbus, Ohio 43219

6.	Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form: Michelle Lombardo, Esq., Drinker Biddle & Reath LLP, One Logan Square, 18th & Cherry Streets, Philadelphia, PA 19103, (215) 988-2867.

7.	Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act (17 CFR 270.31a-1, .31a-2]:

Registrant:	C/O Citi Fund Services Ohio, Inc. 3435 Stelzer Road, Columbus, Ohio 43219-3035

Distributor:	Foreside Distribution Services, L.P. 100 Summer Street, Suite 1500 Boston, MA 02110

Transfer Agent and Dividend Disbursing Agent:	Citi Fund Services Ohio, Inc. 3435 Stelzer Road, Columbus, Ohio 43219-3035

Administrator:	Citi Fund Services Ohio, Inc., 3435 Stelzer Road Columbus, Ohio 43219-3035

Adviser:	Capital One Asset Management, L.L.C. 313 Carondelet Street New Orleans, LA 70130

Custodian:	Capital One, N.A 313 Carondelet Street New Orleans, LA 70130

NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.	Classification of fund (check only one):

☒	Management company;

☐	Unit investment trust; or

☐	Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

☒        Open-end                    ☐        Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Massachusetts

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

Capital One Asset Management, LLC (f/k/a Hibernia Asset Management), Attn: Capital One Funds, P.O. Box 61540, New Orleans, Louisiana 70161.

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

(a)	Foreside Distributors, LLC (successor to BISYS Fund Services Limited Partnership), 100 Summer Street, Suite 1500, Boston, MA 02110

(b)	Edgewood Services, Inc., Federated Investors Tower, 1001 Liberty Avenue Pittsburgh, PA 15222-3779

13.	If the fund is a unit investment trust (“UIT”) provide: N/A

(a)	Depositor’s name(s) and address(es):

(b)	Trustee’s name(s) and address(es):

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

    ☐        Yes        ☒        No

If Yes, for each UIT state:        N/A

15.	(a)	Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒ Yes ☐ No

If Yes, state the date on which the board vote took place: June 19, 2008

If No, explain:

	(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒ Yes ☐ No

If Yes, state the date on which the shareholder vote took place:

October 21, 2008

If No, explain:

II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

☒        Yes        ☐        No

(a)	If Yes, list the date(s) on which the fund made those distributions:

Distributions were made with respect to the Capital One Capital Appreciation Fund, the Capital One Mid Cap Equity Fund, the Capital One Total Return Bond Fund, the Capital One U.S. Government Income Fund and the Capital One Cash Reserve Fund on November 24, 2008.

(b)	Were the distributions made on the basis of net assets?

☒        Yes        ☐        No

(c)	Were the distributions made pro rata based on share ownership?

☒        Yes        ☐        No

(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e)	Liquidations only:

Were any distributions to shareholders made in kind?

☐        Yes        ☐        No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.	Closed-end funds only:

Has the fund issued senior securities?

☐        Yes        ☐        No

If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the fund’s shareholders?

☒        Yes        ☐        No

If No,

(a)	How many shareholders does the fund have as of the date this form is filed?

(b)	Describe the relationship of each remaining shareholder to the fund:

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

☐        Yes        ☒        No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed?

(See question 18 above)

☐        Yes        ☒        No

If Yes,

(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b)	Why has the fund retained the remaining assets?

(c)	Will the remaining assets be invested in securities?

☐        Yes        ☐        No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

☐        Yes         ☒        No

If Yes,

(a)	Describe the type and amount of each debt or other liability:

(b)	How does the fund intend to pay these outstanding debts or other liabilities?

IV.	Information About Event(s) Leading to Request For Deregistration

22.	(a) List the expenses incurred in connection with the Merger or Liquidation:

(i)	Legal expenses:	$461,000
(ii)	Accounting expenses:	None
(iii)	Other expenses (list and identify separately):
	Transfer Agent Conversion:	$90,000
	Fiduciary Redemption Consultant:	$95,000
	Proxy Printing:	$97,000
	Proxy Mailing and Solicitation:	$39,000
	Proxy Voting Advisory Service (ISS):	$10,000
	Fund Trustee Tail Insurance:	$155,000
	Other:	$15,000
(iv)	Total expenses (sum of lines (i)-(iii) above):	$962,000

(b)	How were those expenses allocated? Not applicable

(c)	Who paid those expenses? Capital One Asset Management and its affiliates and Fidelity Management & Research Company, the investment adviser to the surviving funds that are listed below in question 26, bore all of the expenses incurred in connection with the Merger.

(d)	How did the fund pay for unamortized expenses (if any)? There were no unamortized expenses.

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

☐	Yes ☒ No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?

☐        Yes        ☒        No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

☐        Yes        ☒        No

If Yes, describe the nature and extent of those activities:

VI.	Mergers Only

26.	(a)	State the name of the fund surviving the Merger: Fidelity Advisor Series I, Fidelity Fixed-Income Trust, Fidelity Income Fund and Fidelity Colchester Street Fund

The names of the surviving portfolios are as follows:

Capital One Fund Portfolio	Fidelity Advisor Series I
Capital One Capital Appreciation Fund	Fidelity Advisor Growth & Income Fund

Capital One Mid Cap Equity Fund	Fidelity Advisor Mid Cap II Fund

Fidelity Fixed-Income Trust

Capital One Total Return Bond Fund	Fidelity Advisor Investment Grade Bond Fund

Fidelity Income Fund

Capital One U.S. Government Income Fund	Fidelity Advisor Government Income Fund

Fidelity Colchester Street Fund

Capital One Cash Reserve Fund	Fidelity Institutional Money Market Fund – Prime Money Market Portfolio

Capital One U.S. Treasury Money Market Fund	Fidelity Institutional Money Market Fund – Treasury Portfolio

(b)	State the Investment Company Act file number of the fund surviving the Merger: 811-03785 (Fidelity Advisor Series I ).

(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

Fidelity Advisor Series I, File No. 333-152080, Form N-14/A (filed September 9, 2008).

Fidelity Income Fund, File No. 333-152079; Form N-14/A (Filed September 9, 2008)

Fidelity Colchester Street Trust, File No. 333-152082; Form N-14/A (Filed September 9, 2008

Fidelity Fixed Income Trust; File No. 333-152081; Form N-14/A (Filed September 9, 2008

(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) he has executed this amendment to Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Capital One Funds, (ii) he is the President of Capital One Funds, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.

April 16, 2009	/s/ Richard L. Chauvin
Richard L. Chauvin
President